Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED DECEMBER 11, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 11 dated November 13, 2012, Supplement No. 12 dated November 21, 2012 and Supplement No. 13 dated December 4, 2012.  The purpose of this Supplement No. 14 is to disclose:

•                  the status of our initial public offering; and

•                  subscription to purchase fund interests.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of December 7, 2012, we raised total gross proceeds of $562.4 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of December 7, 2012, we received and accepted subscriptions in our offering for an aggregate of 53.8 million shares, or $535.6 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of December 7, 2012, 56.8 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Subscription to Purchase Fund Interests

On December 10, 2012, we agreed to assume certain rights and obligations under a subscription agreement, or the subscription agreement, pursuant to which, among other things, a subsidiary of ours will subscribe for class A limited partnership interests, or the class A interests, in a newly formed limited partnership, or the partnership.  The partnership is expected to own limited partnership interests in up to 51 real estate private equity funds, or the fund interests, managed by top institutional quality sponsors with an aggregate reported net asset value of approximately $765 million, or the NAV, at June 30, 2012, or the valuation date.  We agreed to assume the rights and obligations under the subscription agreement from our sponsor, and, together with us, the NorthStar entities.

The current owner of the fund interests, or class B partner, which is a financial services organization with over $100 billion in assets under management, agreed to contribute in one or more closings the fund interests to the partnership pursuant to a contribution agreement in exchange for all of the class B partnership interests, or class B interests, in the partnership, and the NorthStar entities agreed to contribute to the partnership cash in the amount of $390 million (if all of the fund interests are contributed and subject to certain adjustments for capital contributed by, and capital returned to, the class B partner following the valuation date) that will be contributed by the NorthStar entities, or the NorthStar contributions, into the partnership in exchange for all of the class A interests.  The class B partner will still retain capital in the partnership of $375 million based on the NAV as of the valuation date (if all of the fund interests are contributed).  Furthermore, the NorthStar entities have the option to purchase an additional fund interest with a NAV of approximately $54 million at the valuation date on the same terms and conditions as the fund interests.  The class A interests will provide the NorthStar entities with priority returns as described in more detail below.

The NorthStar entities are expected to fund the NorthStar contributions with cash on hand with us funding $115 million and our sponsor funding $275 million (if all of the fund interests are contributed by the class B partner).  The NorthStar entities have deposited an aggregate of $40 million of such amount with the class B partner in the same proportion as their expected NorthStar contributions.  The deposit is generally non-refundable if the transactions contemplated by the subscription agreement are not consummated as a result of a default by the NorthStar entities.

The transactions contemplated by the subscription agreement are expected to close as consents from the general partners of the fund interests are received, with an initial closing expected in January 2013 and subsequent closings occurring periodically thereafter, each, a closing.  The outside date for any closing is July 2, 2013 and each closing is subject to customary closing conditions, including obtaining consents of the general partners of the funds.

In connection with the initial closing, the NorthStar entities and the class B partner will enter into an amended and restated limited partnership agreement, or the partnership agreement.  The partnership agreement will contain customary terms and conditions and will provide for distributions of all cash flow and return of capital on a priority basis to the NorthStar entities as follows:  (i) first, 85% to the NorthStar entities (pro rata based on their respective contributions in the partnership) and 15% to the class B partner until the NorthStar entities have received $585 million of distributions (a 1.5x multiple on all of their invested capital); (ii) second, 15% to the NorthStar entities (pro rata based on their respective contributions in the partnership) and 85% to the class B partner until the class B partner has received a return of its then remaining capital and (iii) third, 51% to the NorthStar entities (pro rata based on their respective contributions in the partnership) and 49% to the class B partner.

Further in connection with the initial closing, our sponsor or one of its affiliates will become the general partner of the partnership and, subject to the limitations set forth in the partnership agreement, will have the right to manage, control and conduct the affairs of the partnership.

To the extent the fund interests have future capital commitments, the NorthStar entities will fund such capital commitments on a pro rata basis in the same proportion as their initial contributions into the partnership and those amounts will have the same priority of distribution as described above.  The maximum amount of future capital commitments underlying all of the fund interests is approximately $176 million, although the NorthStar entities expect that the actual amount of capital commitments that are called will be substantially less than the maximum amount.

The transaction is subject to customary closing conditions, including obtaining third-party consents that are outside of the control of the NorthStar entities.